

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via E-mail
Mr. Brian Stewart
President, Chief Executive Officer
and Member of Board of Managers
U.S. Wells Services, LLC
770 South Post Oak Lane, Suite 405
Houston, Texas 77056

> **Re:** **U.S. Wells Services, LLC**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted August 6, 2012**
> **CIK No. 0001543450**

Dear Mr. Stewart:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   At page 76, you disclose that you will pay interest on the notes by increasing the principal amount of the outstanding notes. Revise to clarify whether the PIK Interest you describe was in fact paid on August 15, 2012, or explain when that payment will be made.

3.   It also appears that you have not registered these additional notes in this registration statement. Therefore, please make clear where you discuss this payment that the additional notes are not included as part of this offering, or explain how they are included. With regard to the PIK issuance, please explain the basis for any expected exemption from the registration requirements of the Securities Act for those securities.

Summary, page 1

Our Company, page 3

4.   If you retain the assertion that you believe you "will have a competitive advantage due to the high performance and durability of our equipment and our ability to support high asset utilization rates that result in more efficient operations," provide us with independent support for these points. In this regard, you only began operations with your new equipment several months ago. Moreover, we note your risk factor on page 21 regarding your limited operating history, your risk factor on page 26 that discloses that your industry is highly competitive, and your disclosure on page 61 regarding your various competitors. If you provide third party documents to support the claims, please mark the relevant portions and include a key that indicates where in each document support appears for each particular assertion.

5.   Similarly, if you retain the assertion at page 58 that the units you describe are "the most reliable and tested hyrdraulic fracturing equipment available," please provide us with independent support for the claim.

Recent Developments, page 3

6.   We note that you refer to your Series B, Series C, and Series D units as your common equity interests. Please explain at an appropriate place in the prospectus the particular attributes of each series. For example, you state at page F-19 that payment of the redemption price to Series A Unit holders "shall occur before any distribution is made to the holders of the Series B, C or D Units," but there is not a clear explanation regarding any relative rights among the B, C, and D Units.

The Exchange Offer, page 6

7.   Make clear that if you waive a condition for one participant in the exchange, you must waive that condition for all participants.

8. Under the Exxon Capital line of letters, the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the Expiration Date, as extended.

Risk Factors, page 12

9. Please revise your risk factors to delete the generic statement that there is "no assurance" of an outcome or that you "cannot assure" your investors of various items. Also eliminate text which mitigates the risk you present, including some clauses which begin with "Although." Instead, state the resulting risk plainly and directly.

10. Eliminate from the Risk Factors section any discussion of the consequences of not exchanging old notes. To the extent you believe the discussion is material you may include it elsewhere in the document. For example, the discussion under "If you do not properly tender your old notes" more appropriately belongs on page 43 or elsewhere.

The Exchange Offer, page 34

11. Please revise your disclosure to provide information regarding the liquidated damage penalties described in the registration rights agreement related to your unit offering. In addition, please tell us how you considered the disclosure requirements per FASB ASC 825-20-50.

Procedures for Tendering, page 35

Acceptance of Old Notes for Exchange; Issuance of Exchange Notes, page 38

12. You disclose that you will accept, promptly after expiration time, all old notes properly tendered, and that you will issue the exchange notes promptly after acceptance. Please revise to state that you will issue the new notes promptly after expiration rather than acceptance. See Exchange Act Rule 14e-1(c).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Outlook, page 50

13. You disclose that increased drilling in unconventional basins, particularly liquids-rich formations, has been a trend that has increased the demand for your services. However, at present, we note that you are only contracted to provide services to Antero Resources, LLC, in the Marcellus Shale in Ohio, West Virginia, New York and Pennsylvania. We note that the Marcellus shale is a primarily a natural gas formation, and as you disclose in a risk factor on page 27, the recent decline in natural gas prices has resulted in reduced drilling activity in natural gas shale plays. If it is a known trend, please disclose the

impact, if any, that you expect depressed natural gas prices might have on the demand for your services.

Business, page 57

Current Contracts, page 57

14.   Clarify why you provided a price adjustment to Antero fewer than two months after the first units were delivered by Stewart & Stevenson, particularly if you are one of only a few providers in the region capable of providing the specialized services you describe.

Purchase Agreement- Second Hydraulic Fracturing Fleet, page 58

15.   Please clarify precisely what will comprise the second fleet. For example, discuss how it will differ from the units that make up your first hydraulic fracturing fleet. In this regard, we note your disclosure on page 59 that your business strategy is to employ a standardized Stewart & Stevenson fleet.

Industry Overview, page 58

16.   You disclose that there has been a dramatic increase in the development of shale formations in the U.S. resulting in a significant increase in horizontal drilling activity. Please discuss if there has been a divergence of activity in natural gas plays versus that of oil in recent years, in response to depressed natural gas prices.

17.   Please provide independent support for your statements that you have "one of only three fleets" in the Marcellus Shale capable of handling pressures greater than 10,000 PSI, and that you are the "first operator" in the Marcellus Shale utilizing advanced chemical equipment allowing on-site storage and extremely accurate usage.

Management, page 65

18.   In a risk factor on page 22, you disclose that certain of your managers, sponsors and members are not required to commit their full time to your affairs. Please disclose the percentage of professional time that each of your executive officers is expected to devote to your business. Also revise for each individual the sketches you provide, in order to eliminate gaps in your discussion of the most recent five years.

Index to Financial Statements, page F-1

General

19.   Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

20.   Please obtain a revised audit report from your independent accountant which indicates the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.

Note 5 – Redeemable Series A Units, page F-19

21.   We note your disclosure stating that your equity sponsor purchased 600,000 Series A Units for approximately $30 million in February 2012. We also note your disclosure per page F-15 of your submission stating that your equity sponsor made a $30 million investment in exchange for 600,000 Series A Units and 600,000 Series B Units. Please revise to provide consistent disclosure regarding this investment.

Exhibits

Exhibit 10.1

22.   We are in receipt of your request for confidential treatment, and any comments relating to that request will be provided in a separate letter.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

 • Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director